Exhibit 2.9

ENGLISH-LANGUAGE SUMMARY OF THE TERMS AND CONDITIONS DATED 5TH FEBRUARY 2010, RELATING TO AN UNLIMITED PRINCIPAL AMOUNT OF DEBT SECURITIES AUTHORIZED TO BE ISSUED UNDER THE COMPANY’S SWEDISH MTN PROGRAM.

The following is an English-language summary of the above-mentioned document, which is being filed pursuant to Exchange Act Rule 12b-12(d). The original document is in the Swedish language. The following is not a complete translation of the original document, which original document constitutes part of a base prospectus.  (The original document is 66 pages in length.) Rather, it is only a summary of the original document.

Issuer:	Aktiebolaget Svensk Exportkredit (“SEK”)
P.O.Box 16368
103 27 Stockholm,
Tel: 08-613 83 00

Arranger:	AB SEK Securities (publ)

Dealer:	AB SEK Securities (publ), and every other dealer that signs up to SEKs MTN-programme, or every other party that signs up as a dealer for a particular transaction under SEKs MTN-programme.

Use of Proceeds:

Loans are taken up by issuing transferrable notes of indebtedness in the form of transferrable notes of indebtedness, so called Medium Term Notes (“MTNs”). The MTN-programme is part of SEKs debt financing and turns to investors in the Swedish capital market.

Amount:	There is no upper limit for the MTN-programme.

Type of securities:	MTNs are issued in dematerialised form, wherefore no physical securities will be issued.

Currency:	Swedish kronor (“SKr”), euro (“EUR”) or other currency.

Status:	MTNs are issued as non-subordinated loans.

Issue Price:	MTNs can be issued at par or over/above par.

Maturity Date:	As per the Final Terms, such day that the Capital Amount for an MTN shall be repaid.

Redemption:	MTNs are redeemed at par or at other Capital Amunt (definied in a formula or in any other way) as per specification in Final Terms.

Interest:	MTNs can be interest bearing or non-interest bearing.

Structured MTNs:

MTNs can have a return which is based on the delevopment of an underlying Equity, Index, Commodity, Currency, Interest, Other Asset or Market. An example of such Structured MTNs are Equity Bonds. Structured MTNs and their construction can demand more knowledge and higher level of understanding from a presumptive investor.

Denominations:	MTNs are issued in such denominations as are stated in the Final Terms.

Early Redemption:	MTNs can be redeemed prior to stated maturity if, and under such circumstances as are, stated in the Final Terms.

Tax:

Euroclear Sweden AB (“ESw”) or custodian (for securities registered with custododian) cunducts deduction for tax, currently 30%, on paid interest for physical persons living in Sverige and Swedish estates.

Governing Law:	MTNs and all relevant related documentationl shall be governed by and interpreted in accordance with Swedish law.

Rating:

SEK har been assigned ratings AA+ by Standard & Poor’s och Aa1 by Moody´s for its long term borrowings. If MTNs issued under the MTN-programme shall be assigned or has been assigned rating, this will be stated in the Final Terms. It is the obligation of each indivudual to collect relevant information about rating, since this can be subject to changes.

Admission to Listing and Trading:

MTNs, where it is stated in the Final Terms that admission to listing and trading on a regulated market will be made, will be listed at the OMX Nordic Exchange Stockholm AB and/ir Nordic Growth Market NGM AB and/or other Regulated market place.

Risk Factors:

Risk factors affects and may affect SEKs business as well as those MTNs that are issued under the MTN-programme. Ther are risks that are related to SEK and MTNs, but also such risks that are not related to SEK and MTN.

Risks connected with SEKs business are maily related to credit- and market risks. Credit risk means that a counterparty cannot fulfill its payment obligations. Market risk means that fluctuations in interest, exchange rates and the price of properties and other assets can lead to an decrease in the value of SEK:s assets and debts. Other risks can be for example a re-financing risk and liquidity risk, which means the risk to only being able to fulfill ones liquitity obligations at an increased cost or, in worst case, not at all. Operational risks means risks connected to incorrectness or weakness in products and services, insufficient interal control, unclear divisions of responsibilities, insufficient technical systems, various forms of criminal attachs or insufficient preparedness to disturbances.

Risks associated with MTNs are referrable to (inter alia) the complexity of various constructions of the issued MTNs, such as market risk including variation in the value of the underlying asset or volatility in interest.

Bondholders will not have any security in SEKs assets during the lifetime of the MTNS (in case of SEKs bankruptcy, a Bondholder will be a subordinated creditor).

Some risks are referrable to circumstances outsider utanför SEKs control, such as the soliditeten in the system for clearing and registration and the economic situation and economic development in Sweden or globally.

The responsibility for the evaluation and the result of an investment in MTNs rests on the investor. Each investor must, taking it own financial situation into consideration, evaluate suitability of its investment in MTNs.

Final Terms:

Final terms applicable for each MTN will be specified in the relevant Final Terms. The Final Terms applicable for each MTN will therefore be the same as the template attached hetreto, buth with the additions, amendments or substitutions that are relevant for such specific MTN.

Clearing and registration:	MTNs are registered with ESw:s accountbased system. Clearing and registration for trading will be registered in ESw:s system.

Selling Restrictions:

Distribution of this prospectus and selling of MTNs can in certains counti´ries be limited by law. Holders of the prospectus and/or MTN must therefore inform themselves of and observe possible restrictions.

Specific Undertakings:

SEK undertakes that neither it nor any subsidiary of it will, as long as any MTN remains outstanding, secure or allow to be secured ant indebtedness for money borrowed now or hereafter existing by any mortgage, lien (other than arising by operation of law), pledge or other charge upon any of the present or future revenue or assets of SEKK or any such subsidiary (except for any mortgage, lien, pledge or other charge on property purchased by SEK or any such subsidiary as security for all or part of ther purchase price thereof) without at the same time according t o the MYNs the same equivalent security therefor.

Termination of Loan:	On behalf of the Bondholders, the Dealers are entitled to declare every Loanplus accrued interest immediately due for payment or at such time the Dealers so finds appropriate if:

a) SEK does not, on the 15th day after the due date, pay such due and payable Capital Amount or interest amount for a Loan; or

b)                                     SEK in any other respect than referred to under item a) does not fullfill its obligations in accordance with these terms and conditions — or in any other respect acts in conflict with them — provided that the Dealers has requested SEK to remedy and SEK has not not within 30 days thereafter remedied; provided however that the

Dealers has the right to , if remedy in the determination by the Dealers is not possible, terminate the Loans(s) without prior notice; or

c)                                      SEK does not pay when due — at least US dollar ten million (10,000,000) or its currency equivalent — for other loan taken by SEK, and such loan has been terminated on that basis, or could have been early terminated or — if termination clause is missing or if the missing payment should have been the redemption amount — in case such default continues for at least 30 days; or

d)                                     SEK does not within 30 days afterv receipt of written notice honour — amounting to at least US dollar ten million (10,000,000) or its currency equivalent - honour undertaking or guarantee for loan taken by other or undertaking as obligor or guarantor for obligor reimburse someone for what they have paid relying on such undertaking or guarantee; or

e) tangible assets of SEK are seized; or
f) SEK cancels all its payments; or
g) SEK is declared bankrupt; eller
h) resolution is taken on that SEK shall be put into liquidation.

The term “loan” under items c) and d) above shall also comprise overdraft facility and amounts not received as loans but that shall be repaid based on notes of indebtedness evidently meant for common trading.

The Dealers has only the right to declare the Loans prematurely due for payment on the above ground stated under items a) - e) above only in such case the incurred, in the Dealers determination, has a material negative impact on the Bondholders interests.

In case the Dealers right of termination is derived from a court decision, governmental resolution or general meeting of shareholders, there is no requirement for such resolutions to have gained full legal power of that the time barr for contesting such resolution has passed.

It is SEKs obligation to immediately notify the Dealers in case a circumstance of the ype referred to under items) - h) above should occur. Failing such notice, the Dealers has the right to assume such circumstance has not arisen. At such times the Dealers decised, SEK shall make available to the Dealers a certificate concerning the circumstances referred to in this paragraph. Further, SEK shall give the Dealers such further information as the Dealers might demand concerning such circumstances referred to in this paragraph and, upon the Dealers request, make available all such documents that could be of relevances in such respect.

SEKs obligation to give information in acordance with thw preceeding section applies under the presumption that it doea not conflict with or violate SEKs stock market contract to give out such information.

At early redemption of non-interest bearing Loan, redemption shall be made at an amount determined on the notice date in an amount determined in accordance with the following formula:

nominal amount ---------------------- (1+r)[t]

r = such sales rate as the Issuing Dealers (or if applicable, Administrering Dealer) advised for loan, issued by the Swedish State, with a remaining maturity that corresponds to the relevant Loan.

t =                                  reamining maturity for the relevant Loan, expressed as the number of days divided by 360 (where each month is determined to have 30 days) for MTN in SKr and actual number of days/actual number of days for MTN in EUR.

Irrespective of what is stipulated above in this paragraph in respect of redemption amount due to early termination of Loan, the amount could be determined on other grouds, which in such case will be stated in the Final Terms.